

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 7, 2009

Mr. Keith M. Wilson
Chief Financial Officer
PAETEC Holding Corp.
One PAETEC Plaza
600 Willowbrook Office Park
Fairport, NY 14450

> **RE:** **PAETEC Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-52486**

Dear Mr. Wilson:

We have reviewed your supplemental response letter dated June 26, 2009 as well as your filing and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note your response to comment four and your revised draft disclosure provided some additional information regarding the impairment charge taken in the third quarter of 2008 and general information regarding your impairment analysis. However there are several items that are not included that are critical to providing an investor a clear understanding of the impairment taken as well as management's resulting estimates for the future. In this regard please revise your proposed draft disclosure to include the following:

   a. The reporting units in which the impairment charge was taken as of September 30, 2008 with a discussion as to why the economic conditions attributing to the limited revenue growth, as you describe, only impacted certain reporting units.
   b. The discount rates used for your annual impairment test as of June 30, 2008 and the interim impairment test as of September 30, 2008 including a discussion as to why those rates differed or did not differ from the rate used as of December 31, 2008

c. Historical growth rates and how those changed from estimated growth rates in each of the impairment tests as of June 30, 2008, September 30, 2008 and December 31, 2008

d. How your projections as of September 30 and December 31, 2008 compare to actual results. In this regard, we noted revenue was relatively flat, for each of the quarters from April 1, 2008 through March 31, 2009, which is not necessarily consistent with expectations after a large impairment charge.

e. The growth rate needed to achieve in your cash flow projections in order to avoid having an additional goodwill impairment charge

Lastly, explain your statement that as a result of your impairment test as of December 31, 2008 you concluded the fair value of the reporting units exceeded the carrying values by a substantial margin, when presumably as of September 30, 2008, three months prior, the carrying value of the reporting units was written down to equaled the fair value to account for the impairment.

Adjusted EBITDA Presentation, page 49

2. We note your response to comment 2 however we continue to question how your non-GAAP measure of operating performance identified as "adjusted EBITDA" complies with Item 10(e) of Regulation S-K. Regarding your removal of stock-based compensation expense, we do not understand why it is useful to investors to remove what appears to be a significant amount of compensation expense from an operating measure (… or how you expect investors to use this information). We note you state in your proposed disclosure your belief that there are a variety of awards used by companies, varying methodologies for determining stock-based compensation and stock-based compensation expense among companies and from period to period, and subjective assumptions involved in those determinations. In light of these circumstances, it seems the only measure of operating performance that is truly balanced and results in a fair comparison is one that includes all forms of compensation. Performance measures that selectively remove stock-based compensation expense favor companies that rely more heavily upon this form of compensation over others forms of compensation. Please revise or explain further why removing this item does not result in a misleading measure of operating performance.

3. Refer to the first paragraph on page 7 of your response. Since adjusted EBITDA is considered a performance measure, and not a measure of cash flow, the fact that stock-based compensation is a non-cash cost should have no impact upon the usefulness of the measure and should not be cited in your disclosure as a justification for excluding it.

4. We note you deny in your response to comment 2 that your emphasis on "core" operating performance is a method of smoothing the Company's results of operations. You also propose to disclose that "management historically has found it helpful, and believes that investors have found it helpful, to consider an operating measure that excludes expenses, such as integration and separation costs, losses on extinguishing of debt, and impairment charges, relating to transactions not reflective of PAETEC's core operations, or which management does not expect to recur routinely." Your statement that these are expenses "which management does not expect to recur routinely" is characterizing them as non-recurring. Item 10(e)(ii)(B) of Regulation S-K prohibits you from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. We note you have incurred integration and separation costs and losses on extinguishment of debt in two of the past three years. We believe, in order to comply with Item 10(e)(ii)(B) of Regulation S-K, you should remove these items from the calculation of your non-GAAP performance measure.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Kevin Greenslade, Hogan & Hartson LLP
        Via Facsimile: 703 610-6200